Exhibit 99.1

Ossen Innovation Enters into Definitive Merger Agreement for Going Private Transaction

SHANGHAI, December 17, 2020 /PRNewswire/ – Ossen Innovation Co., Ltd. (the “Company”) (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with New Ossen Group Limited, an exempted company with limited liability incorporated under the Law of the British Virgin Islands (the “Parent”), and New Ossen Innovation Limited, an exempted company with limited liability incorporated under the Law of the British Virgin Islands and a wholly-owned Subsidiary of Parent (“Merger Sub”), pursuant to which the Parent will acquire the Company for US$1.70 in cash per ordinary share of the Company (the “Shares”), or US$5.10 in cash per American Depositary Share of the Company (each, an “ADS”, representing three Shares).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company surviving the Merger as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”). At the Effective Time, each of the Company’s ordinary shares issued, outstanding and not represented by ADS immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement), will be cancelled and cease to exist in exchange for the right to receive US$1.70 in cash and without interest, and each ADS of the Company, other than ADSs representing the Excluded Shares, together with each Share represented by such ADSs, will be cancelled in exchange for the right to receive US$5.10 in cash and without interest.

Pujiang International Group Limited (the “Sponsor”) has entered into an equity commitment letter with the Parent, pursuant to which the Sponsor committed to invest in the Parent at or immediately prior to the Effective Time an aggregate cash amount equal to US$12.5 million. The Sponsor has entered into a limited guarantee in favor of the Company in respect of certain payment obligations of the Parent under the Merger Agreement.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the first half of 2021, is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least a majority of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. Pujiang International Group Limited, which is controlled by Mr. Liang Tang, has agreed to vote all of the Shares they beneficially own, which represent approximately 65.9% of the voting rights attached to the outstanding Shares as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the Nasdaq Capital Market.

Houlihan Lokey (China) Limited is serving as the financial advisor to the Special Committee. DLA Piper LLP is serving as the U.S. legal counsel to the Special Committee. Ogier is serving as British Virgin Islands legal counsel to the Special Committee. Becker & Poliakoff, LLP is serving as the U.S. legal counsel to the Company. Wilson Sonsini Goodrich & Rosati is serving as the U.S. legal counsel to Parent and the Sponsor.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company’s products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. The Company has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer

Email: int.tr@ossengroup.com

Phone: +86-21-6888-8886

Web: www.osseninnovation.com

Investor Relations

GIC IR

Phone: +1-347-393-4230

Email: info@goldenir.com